October 12, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng, Special Counsel

RE:	MedQuist Holdings Inc. Registration Statement on Form S-4 Filed August 31, 2011, as amended October 3, 2011 File No. 333-176582
Dear Ms. Mills-Apenteng:
MedQuist Holdings, Inc. (the “Company”) hereby acknowledges that it received today an oral comment from the Office of Mergers and Acquisitions of the Securities and Exchange Commission’s Division of Corporation Finance regarding the supplementing of the Company’s October 3, 2011 press release. In response, the Company issued an additional press release on October 12, 2011.
The Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 12, 2011

If you have any questions with respect to our responses or require any additional information, please feel free to call me at 615.798.4210.

Very truly yours,

Mark R. Sullivan
General Counsel, Chief Compliance Officer & Secretary

cc:	Steven J. Abrams, Esq., Pepper Hamilton LLP